ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

[redacted]

8th August, 2008

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza, C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Limited
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

ITC Employee Stock Option Scheme - 2006 : Grant of Options

We write to advise that 59,69,437 Options have been granted by the Board Compensation Committee / Board of Directors on 30th July, 2008, details of which are given below:-

Number of Options granted	:	59,69,437 Options; Each Option represents 10 Ordinary Shares of Re.1/- each.
Number of Ordinary Shares covered under the Options granted	:	5,96,94,370 Ordinary Shares of Re. 1/- each.
Exercise Price	:	Rs. 1896/- per Option, based on the closing market price of the Company's Share of Rs.189.60 on NSE on 29th July, 2008 (the day preceding the date of grant of Options), which is the 'Market Price' as defined under the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.
Vesting Period	:	To commence after a period of 1 year from the date of grant of Options and to extend up to 3 years from the date of grant.
Exercise Period	:	To commence from the date of vesting and to expire no later than five years from the respective dates of vesting of Options.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

END